Exhibit 12
COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS HOLDINGS CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Year Ended
(millions, except ratios)	2016	2015	2014	2013	2012
Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$377	$289	$276	$214	$216
Add interest element implicit in rentals	249	240	241	259	280
	626	529	517	473	496
Interest capitalized	—	2	2	2	1
Total fixed charges	$626	$531	$519	$475	$497
Income
Income before income taxes, noncontrolling interest, and extraordinary loss	($2,395)	($1,385)	($1,685)	($972)	($1,010)
Deduct undistributed net income of unconsolidated companies	—	—	37	185	47
	(2,395)	(1,385)	(1,722)	(1,157)	(1,057)
Add
Fixed charges (excluding interest capitalized)	626	529	517	473	496
Income before fixed charges and income taxes	($1,769)	($856)	($1,205)	($684)	($561)
Ratio of income to fixed charges	(2.83)	(1.61)	(2.32)	(1.44)	(1.13)